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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 28)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

 ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                87927W10
       (Title of class of securities)                    (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                FEBRUARY 19, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                  Page 2 of 5
-----------------------------------------------------------------------                ---------------------------------------------
----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- -----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (a) [X]
                                                                                                                    (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------- -----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                [ ]
----------------------------     ---------------------------------------------------------------------------- ----------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Italy
---------------------------- --- ----------------------     ------------------------------------------------- ----------------------
                                           7                SOLE VOTING POWER:                                    0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           8                SHARED VOTING POWER:                            1,751,765,823
                                                                                                            (See Item 5)
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           9                SOLE DISPOSITIVE POWER:                               0

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                          10                SHARED DISPOSITIVE POWER:                         1,751,765,823
                                                                                                              (See Item 5)
----------------------------
                                 ---------------------------------------------------------------------------- ----------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     1,751,765,823
                                                                                                              (See Item 5)
                                 ---------------------------------------------------------------------------- ----------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            17.01%
                                                                                                             (See Item 5)
----------------------------     --------------------------------------------------------------- -----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO


                                       2

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                Page 3 of 5
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- -----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a) [X]
                                                                                                                     (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------- -----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                 [ ]
----------------------------     ---------------------------------------------------------------------------- ----------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                           Italy
---------------------------- --- ----------------------     ------------------------------------------------- ----------------------
                                           7                SOLE VOTING POWER:                                        0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           8                SHARED VOTING POWER:                                 See Item 5

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           9                SOLE DISPOSITIVE POWER:                                    0

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                          10                SHARED DISPOSITIVE POWER:                             See Item 5

----------------------------
                                 ---------------------------------------------------------------------------- ----------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                         See Item 5
                                 ---------------------------------------------------------------------------- ----------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              See Item 5
----------------------------     --------------------------------------------------------------- -----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO


           This Amendment No. 28 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

           On February 19, 2004, Professor Carlo Secchi was elected to the Board of Directors of Pirelli & C. Professor Secchi's present principal occupation is Rettore (Rector) of Bocconi University in Milan. The business address of Professor Secchi is c/o Pirelli & C. S.p.A., Via Gaetano Negri 10, 20123 Milan, Italy. Professor Secchi is an Italian citizen.

           During the past five years, to the knowledge of Pirelli & C., Professor Secchi has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

(a) - (b) The information set forth below has been provided to Pirelli & C. by Professor Carlo Secchi:

           Professor Secchi is the beneficial owner of 558 Telecom Italia Shares, representing less than 0.1% of the total number of outstanding securities of that class. Professor Secchi has sole power to vote, direct the voting of, dispose of and direct the disposition of all such Telecom Italia Shares.

                                  SIGNATURES
                                  ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      March 4, 2004

                                   PIRELLI & C. S.p.A.


                                   By:    /s/ Anna Chiara Svelto
                                       ----------------------------------------
                                        Name:   Anna Chiara Svelto
                                        Title:  Attorney-in-fact


                                   OLIMPIA S.p.A.


                                   By:    /s/ Luciano Gobbi
                                       ----------------------------------------
                                        Name:   Luciano Gobbi
                                        Title:  Director and Attorney-in-fact